UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

                               (Amendment No. __)*

                              CV THERAPEUTICS, INC.
                             -----------------------
                                (Name of Issuer)

                         COMMON STOCK ($0.001 Par Value)
                        ---------------------------------
                         (Title of Class of Securities)

                                    126667104
                                 --------------
                                 (CUSIP Number)

                               Stuart T. Weisbrod
                            Merlin BioMed Group, LLC
              230 Park Avenue, Suite 928, New York, New York 10169
                               Tel: (646) 227-5200

                                 with a copy to:

                            Jack P. Governale, Esq.,
                     Wolf, Block, Schorr and Solis-Cohen LLP
              250 Park Avenue, Suite 1000, New York, New York 10036
                               Tel: (212) 883-4921
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2000
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 16 Pages

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

                     Stuart T. Weisbrod

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds              PF, OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power             35,000

8   Shared Voting Power          883,400

9   Sole Dispositive Power        35,000

10  Shared Dispositive Power     883,400

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 918,400

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    5.0%

14  Type of Reporting Person         IN

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

                Merlin BioMed Group, LLC

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds                 OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power                  0

8   Shared Voting Power          883,400

9   Sole Dispositive Power             0

10  Shared Dispositive Power     883,400

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 883,400

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    4.8%

14  Type of Reporting Person         CO

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

                   Merlin BioMed, L.P.

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds              WC, OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power                  0

8   Shared Voting Power          234,200

9   Sole Dispositive Power             0

10  Shared Dispositive Power     234,200

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 234,200

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    1.3%

14  Type of Reporting Person         PN

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

                  Merlin BioMed II, L.P.

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds              WC, OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power                  0

8   Shared Voting Power           10,100

9   Sole Dispositive Power             0

10  Shared Dispositive Power      10,100

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  10,100

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    0.1%

14  Type of Reporting Person         PN

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

         Merlin BioMed Advisors, LLC

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds              WC, OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power                  0

8   Shared Voting Power          326,900

9   Sole Dispositive Power             0

10  Shared Dispositive Power     326,900

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 326,900

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    1.8%

14  Type of Reporting Person         CO

CUSIP No. 126667104

Schedule 13D

1   Name of Reporting Person

         Merlin BioMed Investment Advisors, LLC

S.S. or I.R.S. Identification No. of Above Person

2   Check the Appropriate Box If a Member of a Group
                                a. [  ]
                                b. [  ]

3   SEC Use Only

4   Source of Funds              OO.

5   Check Box If Disclosure  of Legal  Proceedings  Is Required  Pursuant to
     Items 2(d) or 2(e)             [  ]

6   Citizenship or Place of Organization  United States

Number of Shares Beneficially Owned by Each Reporting Person:

7   Sole Voting Power                  0

8   Shared Voting Power          312,200

9   Sole Dispositive Power             0

10  Shared Dispositive Power     312,200

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                 312,200

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    [  ]

13  Percent of Class Represented By Amount in Row (11)

                                    1.7%

14  Type of Reporting Person         CO

Item 1.   Security and Issuer.

     This Statement relates to the common stock, par value $.001 per share (the Common Stock"), of CV Therapeutics, Inc. (the "Company"). The principal executive offices of the Company are located at 3172 Porter Drive, Palo Alto, CA 94304.

Item 2.  Identity and Background.

     The persons filing this statement are Stuart T. Weisbrod, a citizen of the United States ("Weisbrod"), Merlin BioMed Group, LLC, a Delaware limited liability company ("Merlin BioMed Group"), Merlin BioMed, L.P., a Delaware limited partnership ("Merlin BioMed LP"), Merlin BioMed II, L.P., a Delaware limited partnership (Merlin BioMed II"), Merlin BioMed Advisors, LLC, a Delaware limited liability company ("Merlin BioMed Advisors"), and Merlin BioMed Investment Advisors, LLC, a Delaware limited liability company ("Merlin BioMed Investment Advisors", and collectively with Weisbrod, Merlin BioMed Group, Merlin BioMed LP, Merlin BioMed II, and Merlin BioMed Advisors, the "Reporting Persons"). The business address for Weisbrod and the location of the principal executive offices for Merlin BioMed Group, Merlin BioMed LP, Merlin BioMed II, Merlin BioMed Advisors and Merlin BioMed Investment Advisors is 230 Park Avenue, Suite 928, New York, New York 10169.

     Weisbrod is principally engaged in the business of investing in securities as the managing member of the general partner of investment partnerships and as the managing member of investment advisory companies. Weisbrod owns shares of the Issuer directly. Weisbrod is the managing member of Merlin BioMed Group. Merlin BioMed Group is the general partner of Merlin BioMed LP and Merlin BioMed
II. Weisbrod is the managing member of Merlin BioMed Advisors and of Merlin BioMed Investment Advisors.

     Merlin BioMed Group, of which Weisbrod is the managing member, serves as the general partner of two investment partnerships, Merlin BioMed LP and Merlin BioMed II.

     Merlin BioMed LP, which has as its general partner Merlin BioMed Group, is an investment partnership.

     Merlin BioMed II, which has as its general partner Merlin BioMed Group, is an investment partnership.

     Merlin BioMed Advisors, of which Weisbrod is the managing member, is the investment advisor to a managed account.

     Merlin BioMed Investment Advisors, of which Weisbrod is the managing member, is the investment advisor to three managed accounts.

     A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

         During the last five years, none of the persons listed above, or identified as directors or officers of any such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 8 of 16 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     (A) Weisbrod's acquisition of his shares for an aggregate purchase price of $445,481 was paid in cash from Weisbrod's personal funds and on margin provided by his brokerage firm.

     (B) Merlin BioMed LP's acquisition of its shares for an aggregate purchase price of $5,246,041 was paid in cash from its working capital and on margin provided by its brokerage firm.

     (B) Merlin BioMed II's acquisition of its shares for an aggregate purchase price of $467,990 was paid in cash from its working capital and on margin provided by its brokerage firm.

     (B) Merlin BioMed Advisors' acquisition of shares for one managed account for an aggregate purchase price of $9,298,232 was paid in cash from the working capital of the managed account and on margin provided to such managed account by its brokerage firm.

     (B) Merlin BioMed Investment Advisors' acquisition of shares for three managed accounts for an aggregate purchase price of $5,723,188 was paid in cash from the working capital of the managed accounts and on margin provided to two of the accounts by its brokerage firm.


Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired shares of the Common Stock for investment purposes.

     Except as set forth herein, the Reporting Persons have no plans or proposals which would relate to or result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)  Changes  in  the  Company's   charter,   by-laws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an


                               Page 9 of 16 Pages
inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above.

     The Reporting Persons intend to evaluate continuously the investment in the Company described herein and, based on such evaluation, may determine at a future date to change the current position with respect to any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b):

As of the close of business on May 31, 2000, the Reporting Persons may be deemed to beneficially own in the aggregate 918,400 shares of Common Stock, representing 5.0% of the Company's outstanding shares (based upon the 18,367,831 shares stated to be outstanding as of April 30, 2000 by the Company in the Company's 10-Q filed with the Securities and Exchange Commission ("SEC").

(I)   Weisbrod, with respect to the shares of Common Stock:
     (a) Amount beneficially owned:  918,400
     (b) Percent of class:              5.0%
     (c) (i)   Sole power to vote:         35,000
         (ii)  Shared power to vote:      883,400
         (iii) Sole power to dispose:      35,000
         (iv)  Shared power to dispose:   883,400

     Weisbrod owns directly (jointly, with his spouse) 35,000 shares of Common Stock. Weisbrod is the managing member of Merlin BioMed Group, of Merlin BioMed Investment Advisors, and of Merlin BioMed Advisors. Merlin BioMed Group is the general partner of Merlin BioMed LP and of Merlin BioMed II.

(II) Merlin BioMed Group, with respect to the shares of Common Stock:
     (a) Amount beneficially owned:  883,400
     (b) Percent of class:              4.8%
     (c) (i)   Sole power to vote:              0
         (ii)  Shared power to vote:      883,400
         (iii) Sole power to dispose:           0
         (iv)  Shared power to dispose:   883,400

(III) Merlin BioMed LP, with respect to the shares of Common Stock:
     (a) Amount beneficially owned:  234,200
     (b) Percent of class:              1.3%
     (c) (i)   Sole power to vote:              0
         (ii)  Shared power to vote:      234,200
         (iii) Sole power to dispose:           0
         (iv)  Shared power to dispose:   234,200

(IV) Merlin BioMed II, with respect to the shares of Common Stock:
     (a) Amount beneficially owned:   10,100
     (b) Percent of class:              0.1%
     (c) (i)   Sole power to vote:              0


                               Page 10 of 16 Pages

         (ii)  Shared power to vote:       10,100
         (iii) Sole power to dispose:           0
         (iv)  Shared power to dispose:    10,100

(V) Merlin BioMed Advisors, with respect to the shares of Common Stock:
     (a) Amount beneficially owned:  326,900
     (b) Percent of class:              1.8%
     (c) (i)   Sole power to vote:              0
         (ii)  Shared power to vote:      326,900
         (iii) Sole power to dispose:           0
         (iv)  Shared power to dispose:   326,900

(VI) Merlin  BioMed  Investment  Advisors,  with respect to the shares of Common
Stock:
     (a) Amount beneficially owned:  312,200
     (b) Percent of class:              1.7%
     (c) (i)   Sole power to vote:              0
         (ii)  Shared power to vote:      312,200
         (iii) Sole power to dispose:           0
         (iv)  Shared power to dispose:   312,200

(c) The Reporting Persons effected the following purchases of the Issuer's Common Stock in open market transactions:

Merlin BioMed LP bought:
(a) 8,000 shares at $31.9808 per share on 4/17/00;  (b) 3,000 shares at $30.9471 per share on 4/17/00; (c) 1,000 shares at $36.00 per share on 4/26/00; (d) 1,100 shares at $34.00 per share on 4/27/00; (e) 5,600 shares at $37.50 per share on 4/28/00; (f) 800 shares at $39.125 per share on 4/28/00; (g) 2,100 shares at
$39.2139  per share on  4/28/00;  (h)  3,700  shares  at  $40.2975  per share on
4/28/00;  (i) 3,400 shares at $34.125 per share on 5/12/00; (j) 14,400 shares at
$41.0881  per share on  5/16/00;  (k)  15,000  shares at  $38.5781  per share on
5/17/00;  (l) 4,200 shares at $36.625 per share on 5/18/00;  (m) 3,800 shares at
$34.500 per share on 5/23/00;  (n) 4,400 shares at $38.041 per share on 5/26/00;
(o) 7,000  shares at $37.3969 per share on  5/30/00;(p)  6,600 shares at $38.928 per share on 5/31/00;  (q) 7,000  shares at $40.884  per share on  5/31/00;  (r)
2,100 shares at $40.1225 per share on 6/1/00;

Merlin BioMed II bought:
(a) 2,000  shares at $47.0625 per share on  4/3/00;(b)  5,000 shares at $50.1875 per share on 4/10/00;  (c) 100 shares at $39.2139 per share on 4/28/00;  (d) 100 shares at $40.2975 per share on 4/28/00; (e) 200 shares at $37.50 per share on 4/28/00; (f) 600 shares at $41.0881 per share on 5/15/00; (g) 600 shares at
$38.5781 per share on 5/17/00; (h) 100 shares at 34.50 per share on 5/23/00; (i)
200 shares at $38.041 per share on 5/26/00; (j) 300 shares at $39.928 per share on 5/31/00; (k) 300 shares at $40.884 per share on 5/31/00; (l) 300 shares at
$37.3989 per share on 5/30/00;

Merlin BioMed Advisors, on behalf of a managed account for Merlin BioMed International, Ltd., sold:
(a) 5,000 shares at $50.1875 per share on 4/10/00; and bought:
(b) 12,000 shares at $31.9808 per share on 4/17/00; (c) 3,400 shares at $30.9471 per share on 4/17/00; (d) 1,400 shares at $34.00 per share on 4/27/00; (e) 3,000 shares at $39.2139 per share on 4/28/00;(f) 5,300 shares at $40.2975 per share on 5/3/00; (g) 1,200 shares at $39.125 per share on 4/28/00; (h) 7,900 shares at
$37.50 per share on 4/28/00; (i) 1,500 shares at $36.00 per share on 4/26/00;(j)
4,400 shares at $34.125 per share on 5/12/00;  (k) 20,100 shares at $41.0881 per share on 5/16/00;  (l) 21,000 shares at $38.5781 per share on 5/17/00; (m) 5,800


                               Page 11 of 16 Pages
shares at $36.625 per share 5/18/00; (n) 5,300 shares at $ 34.50 per share on 5/23/00; (o) 2,900 shares at $33.5976 per share on 5/24/00;(p) 6,200 shares at
$38.041 per share on 5/38/00;  (q) 9,700 shares at $40.884 per share on 5/31/00;
(r) 9,200  shares at $38.928 per share on 5/31/00;  (s) 9,800 shares at $37.3969 per share on 5/30/00; (t) 2,900 shares at $40.1225 per share on 6/1/00;

Merlin BioMed Investment Advisors, on behalf of a first managed account, bought:
(a) 3,500  shares at $30.9471  per share on 4/17/00;  (b) 900 shares at $40.2976 per share on 4/28/00; (c) 1,300 shares at $37.50 per share on 4/28/00; (d) 3,300 shares at $41.0881 per share on 5/16/00; (e) 3,400 shares at $38.5781 per share on 5/17/00; (f) 800 shares at $34.50 per share on 5/23/00; (g) 1,000 shares at
$38.041 per share on 5/26/00; (h) 1,500 shares at $38.928 per share on 5/31/00;

Merlin BioMed Investment Advisors, on behalf of a second managed account, bought:
(a) 3,000 shares at $30.9471 per share on 4/17/00; (b) 10,000 shares at $39.2139 per share on 4/28/00;  (c) 2,600  shares at $41.0881  per share on 5/18/00;  (d)
5,000 shares at $37.3969  per share on 5/30/00;  (e) 3,600 shares at $38.928 per share on 5/31/00;  (f) 1,300  shares at $38.928 per share on 5/31/00;  (g) 3,000 shares at $40.884 per share on 5/31/00;

Merlin BioMed Investment Advisors, on behalf of a third managed account, bought:
(a) 5,000  shares at $28.750 per share on 4/17/00;  (b) 6,000 shares at $31.0808 per share on 4/20/00;  (c) 1,000  shares at $32.250  per share on  5/15/00;  (d)
9,000 shares at $41.0881  per share on 5/19/00;  (e) 4,100 shares at $38.028 per share on 6/5/00;


(d) Merlin BioMed Advisors manages investment transactions for and on behalf of an offshore investment fund, Merlin BioMed International, Ltd., pursuant to an investment advisory contract. Merlin BioMed Investment Advisors manages investment transactions for three managed accounts, pursuant to separate investment advisory contracts. Other than as disclosed, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Common Shares which the Reporting Persons may be deemed to beneficially own.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Weisbrod is the managing member of Merlin BioMed Group, which is the general partner for each of Merlin BioMed and Merlin BioMed II. Weisbrod is the managing member of Merlin BioMed Investment Advisors and of Merlin BioMed Advisors.

     A portion of the shares of Common Stock purchased by Weisbrod, Merlin BioMed LP, Merlin BioMed II, and Merlin BioMed Advisors was purchased by using margin provided by Morgan Stanley Dean Witter & Co., and a portion of the shares of Common Stock purchased by Merlin BioMed Investment Advisors for two of the three managed accounts was purchased by using margin provided by Goldman, Sachs & Co., all in accordance with the standard margin account terms of such firms.

Item 7.  Material to be filed as Exhibits.

The following is filed herewith as an exhibit:



                               Page 12 of 16 Pages

Exhibit 1 Joint Filing Agreement among Stuart T. Weisbrod, Merlin BioMed Group, LLC, Merlin BioMed, L.P., Merlin BioMed II, L.P., Merlin Investment Advisors, LLC, and Merlin BioMed Advisors, LLC, dated June 12, 20000.


                               Page 13 of 16 Pages

                                    SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 2000
                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod

                                     MERLIN BIOMED GROUP, LLC


                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED, L.P.
                                     by:  Merlin BioMed Group, LLC
                                          its general partner


                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED II, L.P.
                                     by:  Merlin BioMed Group, LLC
                                          its general partner


                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED INVESTMENT ADVISORS, LLC


                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED ADVISORS, LLC.


                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                               Page 14 of 16 Pages

                              EXHIBIT INDEX
                              -------------

Exhibits

Exhibit 1 Joint Filing Agreement among Stuart T. Weisbrod, Merlin BioMed Group, LLC, Merlin BioMed, L.P., Merlin BioMed II, L.P., Merlin Investment Advisors, LLC, and Merlin BioMed Advisors, LLC, dated June 12, 20000.




                            Page 15 of 16 Pages

                                EXHIBIT 1
                                ---------

                          JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock, par value $.001, of CV Therapeutics, Inc. is filed jointly, on behalf of each of them.

Dated:   June 12, 2000
                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod


                                     MERLIN BIOMED GROUP, LLC

                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED, L.P.
                                     by:  Merlin BioMed Group, LLC
                                          its general partner

                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED II, L.P.
                                     by:  Merlin BioMed Group, LLC
                                          its general partner

                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED INVESTMENT ADVISORS, LLC

                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                                     MERLIN BIOMED ADVISORS, LLC.

                                     /s/  Stuart T. Weisbrod
                                     -----------------------------
                                     Stuart T. Weisbrod
                                     Title: Managing Member

                             Page 16 of 16 Pages